EXHIBIT 99.1

Equinox Gold to Announce Third Quarter Financial Results on November 2, 2022

VANCOUVER, BC, Oct. 19, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its unaudited financial and operating results for the three and six months ended September 30, 2022 on Wednesday, November 2, 2022, after market close. Equinox Gold will host a conference call and webcast to discuss the results the following morning on Thursday, November 3, 2022, commencing at 7:30 am PT (10:30 am ET).

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until May 3, 2023.

Equinox Gold Contacts

Greg Smith, President and Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-third-quarter-financial-results-on-november-2-2022-301653849.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2022/19/c5549.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 14:10e 19-OCT-22